Exhibit 10.3

PYXIS ONCOLOGY, INC.

October 3, 2021

Via Email Only

Lara S. Sullivan, M.D., MBA

lsullivan@pyxisoncology.com

RE:	AMENDED AND RESTATED OFFER LETTER

Dear Dr. Sullivan:

This Amended and Restated Offer Letter (this “Letter”) memorializes the amended and restated employment terms offered to you by Pyxis Oncology, Inc. (“Pyxis” or the “Company”). This Letter (including all amended and restated terms herein) will supersede and replace in full the prior Offer Letter, entered into by and between you and the Company dated October 21, 2019 (the “Prior Letter”), and it will become effective as of the closing of the Company’s initial public offering. This Letter is intended to summarize the terms and conditions of your employment.

1. Position. You will continue to serve as the Company’s President and Chief Executive Officer, and you will continue to report to the Company’s Board of Directors (the “Board”). You will also continue to serve as a member of the Board. During your employment with Pyxis, you will devote your full time and best efforts to the business of Pyxis, except that you may engage in the business activities described on Appendix A of this Letter, and other activities that may be approved in advance in writing by the Board.

2. Location. Your primary place of employment will be Pyxis’s corporate headquarters, located in the Boston-metropolitan area.

3. Compensation.

a. Base Salary. Your annualized base salary rate will be $565,000, less standard deductions and withholding and payable bi-weekly in accordance with Pyxis’s regular payroll practices. Your salary shall be reviewed annually and may be adjusted in connection with any such review.

b. Bonus Program. You will be eligible for an annual target bonus of 55% of your then-current base salary, as determined by the Board in its sole discretion based upon, among other things, the achievement of pre-determined performance milestones. Any annual bonus, if earned, shall be paid no later than March 15th of the year immediately following the year to which the applicable annual bonus relates.

c. Equity Compensation.

i. Restricted Stock. You previously purchased 1,900,000 shares of the Company’s Common Stock (the “Initial Shares”) in connection with the exercise of an option to purchase shares of the Company’s Common Stock pursuant to the Pyxis Oncology, Inc. 2019 Stock Plan (the “Plan”). The Initial Shares will continue to vest based upon your continued service, pursuant to that certain Stock Option Agreement, dated as of December 6, 2019 and is subject to accelerated vesting set forth in Section 5(b)(ii)(2).

ii. Existing Option Grants. The Company previously granted you (a) an option to purchase 6,298,343 shares of Common Stock (the “Initial Grant”) and (b) an option to purchase 393,146 shares of Common Stock (collectively, the “Existing Grants”), in each case, pursuant to the Plan, which options will vest based on your continued service, pursuant to those certain Stock Option Agreements, dated as of March 31, 2021 and September 15, 2021, respectively. The Initial Grant is subject to accelerated vesting set forth in Section 5(b)(ii)(2).

iii. IPO Option Grant.

1. On the day before the first to occur of the date on which (x) the Company has registered a class of securities pursuant to Section 12(b) or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (y) the Company is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act (the “Grant Date”), you will be granted additional options to purchase the number of shares of Common Stock such that the number of shares subject to this option plus the Initial Shares plus the number of shares subject to the Existing Grants will equal 6% of the total outstanding shares of the Company as of such date, on a fully diluted basis (the “Additional Grants”, together with the Initial Shares and the Existing Grants, the “Equity Grants”).

2. The Additional Grants will be subject to the terms of the Plan, and the Company’s customary Stock Option Agreement. The Additional Grants will be incentive stock options, to the extent permitted by applicable law. The Additional Grants will vest as follows:

a. As to two thirds (2/3) of the shares subject to the Additional Grants, twenty five percent (25%) will vest on the first anniversary of the Grant Date and the remainder will vest in thirty-six (36) equal monthly installments until fully vested on the fourth (4th) anniversary of the Grant Date; and

b. As to one third (1/3) of the shares subject to the Additional Grants, one hundred percent (100%) will vest on the fourth (4th) anniversary of the Grant Date.

d. Withholding. Pyxis shall withhold from any compensation or benefits payable to you by Pyxis any federal, state and/or local income, employment and/or other similar taxes as may be required to be withheld pursuant to any applicable law or regulation.

4. Benefits.

a. Generally. You will be eligible to participate in the benefits to be offered by Pyxis on the same terms and conditions as it will make such benefits available to employees in positions similar to your position. The benefits are currently expected to include health insurance and such other benefits provided by similar companies of a similar stage, as approved by the Board.

b. Expenses. Pyxis shall reimburse you for all reasonable business expenses incurred by you in the performance of your duties under this Letter, all in accordance with the Company’s reimbursement policies.

c. Terms. As is the case of all employee benefits, such benefits will be governed by the terms and conditions of applicable Pyxis plans or policies, which are subject to change or discontinuation at any time.

5. Severance.

a. Definitions. For purposes of this Letter:

i. “Accrued Benefits” means: (i) any unpaid base salary for services rendered prior to the date of termination of employment; (ii) any earned but unpaid annual bonus for any completed fiscal year prior to the year in which termination of employment occurs; (iii) reimbursement of any unreimbursed business expenses incurred as of the date of termination of employment in accordance with Pyxis’s reimbursement policies; (iv) accrued but unused vacation (if applicable) earned through the date of termination of employment; and (v) all other payments, benefits or fringe benefits to which you shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant with or by Pyxis or this Letter.

ii. “Cause” means conduct involving one or more of the following by you: (i) material failure to perform a substantial portion of your duties and responsibilities in accordance with the terms or requirements of this Letter and your position, except in the case of your physical or mental illness; (ii) disloyalty, gross negligence, willful misconduct, or dishonesty that materially injures Pyxis or a breach of fiduciary duty to Pyxis; (iii) the conviction of (x) a felony or (y) a misdemeanor involving moral turpitude or fraud that materially injures Pyxis; (iv) the commission of an act of embezzlement or fraud; or (v) your material breach of this Letter or any other written agreement between Pyxis and you; provided, in the case of clauses (i), (ii) and (v), that the Company provides you with written notice that specifically identifies the conduct that the Board believes to constitute Cause, and you fail to remedy such conduct within 15 days following your receipt of such notice. Notwithstanding the foregoing, “Cause” shall not include or be predicated upon any act or omission by you which is taken or made either at the direction of the Board.

iii. “Change in Control” shall mean the occurrence of any of the following events: (A) the consummation of merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such transaction, the stockholders of the Company immediately prior thereto do not hold, directly or indirectly, voting securities representing more than 50% of the outstanding voting power of the surviving entity; or (B) the sale of all or substantially all of the Company’s stock or assets.

iv. “Good Reason” means, without your express written consent, (i) any reduction in your annual base salary as in effect immediately prior to such reduction other than a reduction which is proportional to general reductions affecting other senior executive officers of Pyxis generally, (ii) any diminution in title or position or a material reduction in your duties or responsibilities, or (iii) a material breach by the Company of this Letter; provided, in each case, that (a) you provide the Company with written notice that specifically identifies the event that you believe to constitute Good Reason within 30 days after you first have knowledge of such event, (b) the Company fails to remedy such event within 30 days following the Company’s receipt of such notice and (c) you actually resign your employment with the Company within 30 days following the end of such 30-day remedy period.

b. Severance Benefits and Payment.

i. Generally. If your employment with Pyxis is terminated (x) by Pyxis for any reason other than Cause, or (y) by you for Good Reason, Pyxis will pay you (1) the Accrued Benefits; and (2) subject to your compliance with Section 5(c) below, after the execution and delivery by you of a general release of all claims that you may have against the Company or persons affiliated with the Company, in a form prescribed by the Company, without alterations (the “Release”), and the expiration of any revocation period without the release being revoked, (A) twelve (12) months’ base salary, less standard deductions, payable in bi-weekly installments in accordance with the Company’s regular payroll policies over the twelve (12) month period following such termination of employment, commencing within 60 days following such termination of employment and with the first payment to include the amounts that would have been paid following such termination of employment but were delayed subject to the effectiveness of the Release, and (B) if you elect to continue your health insurance coverage pursuant to your rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), following the termination of your employment, your monthly premium under COBRA on a monthly basis until the earlier of (1) twelve (12) months following the effective termination date, or (2) the date upon which you commence employment that provides you with eligibility for healthcare benefits substantially comparable to those provided by Pyxis. A termination of your employment by Pyxis due to physical or mental illness which is not a Disability (as defined herein) shall be treated as an involuntary termination other than for Cause. The term “Disability” shall mean that you have not been able to materially engage in your duties and responsibilities after reasonable accommodation by reason of any medically determinable physical or mental impairment for a period of not less than 90 consecutive days or not less than 120 days during any one-year period.

ii. In connection with the Change in Control Period.

1. If your employment with Pyxis is terminated (x) by Pyxis for any reason other than Cause, or (y) by you for Good Reason during the period commencing three (3) months prior to a Change in Control and continuing until the twelve (12) month anniversary of a Change in Control (the “Change in Control Period”), in lieu of the benefits set forth in Section 5(b)(i), Pyxis will pay you (1) the Accrued Benefits and (2) subject to your compliance with Section 5(c) below, after the execution and delivery of the Release and the expiration of any revocation period without the release being revoked, (A) twelve (12) months’ base salary plus your annual bonus at one hundred percent (100%) of target, payable in a single lump sum on the 60th day following the termination of your employment (or, if later, on the 60th day following the Change in Control less the base salary continuation previously paid under Section 5(b)(i)(2)(A)); provided, however, that if the termination of employment occurs within three (3) months prior to the Change in Control and the twelve (12) months’ of base salary under this clause (2)(A) constitutes non-qualified deferred compensation within the meaning of Section 409A of the Code, then such base salary shall be payable in bi-weekly installments in accordance with the Company’s regular payroll policies over the twelve (12) month period following such termination of employment in accordance with Section 5(b)(i)(2) to the extent required to comply with Section 409A of the Code, and (B) if you elect to continue your health insurance coverage pursuant to your rights under COBRA following the termination of your employment, your monthly premium under COBRA on a monthly basis until the earlier of (1) twelve (12) months following the effective termination date, or (2) the date upon which you commence employment that provides you with eligibility for healthcare benefits substantially comparable to those provided by Pyxis. A termination of your employment by Pyxis due to physical or mental illness which is not a Disability shall be treated as an involuntary termination other than for Cause.

2. In addition to the severance benefits and payments set forth in Section 5(b)(ii)(1), if your employment with Pyxis is terminated during the Change in Control Period (x) by Pyxis for any reason other than Cause or (y) by you for Good Reason, then the Initial Grant and the Initial Shares shall immediately vest with respect to 100% of the shares subject to the Initial Grant and the Initial Shares and become exercisable; provided, however, that if the Company or its successor entity (if applicable) does not assume, substitute or continue the unvested portion of any Initial Grant and the Initial Shares in connection with the Change in Control, then 100% of the unvested portion of the applicable Initial Grant and the Initial Shares will vest and the Initial Grant will become exercisable immediately prior to the date of the Change in Control, contingent on the consummation of the Change in Control.

c. Eligibility for Severance. Eligibility for receipt of the items in Section 5(b) above, shall be conditioned on your (i) returning to Pyxis promptly upon termination of your employment all of its property, including confidential information and all electronically stored information, and (ii) signing and not revoking the Release.

d. Accrued Benefits. The Accrued Benefits shall be paid to you (or your estate in the event of your death) upon termination of employment regardless of the circumstances giving rise to such termination.

6. At-Will Employment. Your employment with Pyxis is at will, meaning it may be terminated by you or Pyxis at any time, subject to Section 5 above, for any reason with or without Cause. You understand that this Letter is not a contract for employment for a definite term.

7. Proprietary Rights Agreement. You acknowledge and reaffirm your continuing obligations owed to the Company, pursuant to that certain Proprietary Information and Inventions Agreement, dated as of October 12, 2020 (the “Proprietary Information Agreement”). For the avoidance of doubt, nothing in the Proprietary Information Agreement or otherwise will prohibit or restrict you from responding to any inquiry, or otherwise communicating with, any federal, state or local administrative or regulatory agency or authority or participating in an investigation conducted by any governmental agency or authority. You cannot be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made (A) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, and (B) solely for the purpose of reporting or investigating a suspected violation of law; or that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. As a result, the Company and you shall have the right to disclose trade secrets in confidence to Federal, State, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. Each of the Company and you also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. Nothing in the Proprietary Information Agreement is intended to conflict with that right or to create liability for disclosures of trade secrets that are expressly allowed by the foregoing.

8. No Inconsistent Obligations. By accepting this offer of continued employment, you represent and warrant to Pyxis that you are under no obligations or commitments, whether contractual or otherwise, that are inconsistent with your obligations set forth in this Letter or that would be violated by your employment by Pyxis. You agree that you will not take any action on behalf of Pyxis or cause Pyxis to take any action that will violate any agreement that you have with a prior employer.

9. Delayed Commencement Date for Payments and Benefits.

a. The intent of the parties hereto is that payments and benefits under this Letter comply with, or be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Letter shall be interpreted to be in compliance therewith or exempt therefrom. If you notify Pyxis (with specificity as to the reason therefor) that you believe that any provision of this Letter (or of any award of compensation, including equity compensation or benefits) would cause you to incur any additional tax or interest under Code Section 409A and Pyxis concurs with such belief or Pyxis independently makes such determination, Pyxis shall, after consulting with you, reform such provision to try to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and Pyxis of the applicable provision without violating the provisions of Code Section 409A.

b. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Letter providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Code Section 409A unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Letter, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Notwithstanding any provision to the contrary in this Letter, no payments or benefits that are considered “nonqualified deferred compensation” under Code Section 409A, then (i) each such payment which is conditioned upon your execution and non-revocation of the Release and which is to be paid or provided during a designated period that begins in one taxable year and ends in a second taxable year, shall be paid or provided in the later of the two taxable years and (ii) each such payment to which you become entitled under this Letter in connection with your termination of employment, shall be made or provided to you prior to the earlier of (x) the expiration of the six (6) month period measured from the date of your “separation from service” with Pyxis (as such term is defined in Code Section 409A) or (y) the date of your death, if you are deemed at the time of such separation from service to be a “specified employee” under Code Section 409A and if, in the absence of such delay, the payments would be subject to additional tax under Code Section 409A. Upon the expiration of the applicable Code Section 409A(a)(2) deferral period, all payments and benefits deferred pursuant to this Section 8(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this Letter shall be paid or provided in accordance with the normal payment dates specified for them herein. For clarity, a Change in Control shall not be deemed to have occurred for purposes of any provision of this Letter unless such Change in Control also constitutes a “change in control event” within the meaning of Code Section 409A.

c. For purposes of Code Section 409A, your right to receive any installmentpayment pursuant to this Letter shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Letter specifies a payment period with reference to a number of days (e.g., “payment shall be made within 30 days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of Pyxis. Notwithstanding any other provision of this Letter to the contrary, in no event shall any payment under this Letter that constitutes “nonqualified deferred compensation” for purposes of Code Section 409A be subject to offset, counterclaim or recoupment by any other amount payable to you unless otherwise permitted by Code Section 409A.

d. All in-kind benefits provided and expenses eligible for reimbursement under this Letter shall be provided by Pyxis or incurred by you during the time periods set forth in this Letter. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

e. If under this Letter an amount is to be paid in installments, each installment shall be treated as a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii).

10. 280G. In the event that the amount of any compensation, payment or distribution by Pyxis or its affiliates to or for your benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Letter or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the “Aggregate Payments”) would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which you become subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in you receiving a higher After Tax Amount (as defined below) than you would receive if the Aggregate Payments were not subject to such reduction. In such event, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (i) cash payments not subject to Section 409A of the Code;

(ii) cash payments subject to Section 409A of the Code; (iii) equity-based payments and acceleration not subject to Section 409A of the Code; (iv) equity-based payments and acceleration subject to Section 409A of the Code; and (v) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. § 1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treasury Regulation §1.280G-1, Q&A- 24(b) or (c). For purposes of this Section 9, the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on you as a result of your receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, you shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to this Section 9 shall be made by a nationally recognized accounting firm or a firm specializing in Section 280G calculations selected by Pyxis, which shall provide detailed supporting calculations both to Pyxis and you. The costs of obtaining such determination and all related fees and expenses (including related fees and expenses incurred in any later audit) shall be borne by Pyxis. Notwithstanding the foregoing, if (i) Pyxis is not publicly traded prior to the occurrence of a change in control such that the private company exception pursuant to Q & A #7 of the regulations promulgated under Section 280G of the Code is applicable and (ii) you request that Pyxis seek shareholder approval of the portion of any payments to be made to you which are parachute payments under Section 280G and exceed 2.99 times your “base amount” (as such term is defined in Section 280G) in order that, upon obtaining such approval, all of the payments will be exempt from the excise taxes imposed under Sections 280G and 4999 of the Code, Pyxis shall use its reasonable best efforts to obtain such approval.

11. Miscellaneous.

a. This Letter, along with the Proprietary Information Agreement and the equity documents referenced in Section 3(c) above (which are separate agreements and governed in full by their own terms and conditions), forms the complete and exclusive statement of your agreement with the Company regarding the subject matter herein. This Letter supersedes, extinguishes, and replaces in their entirety all other prior agreements and/or representations, whether oral or written, with respect to your employment compensation, benefits and terms with the Company (including the Prior Letter).

b. Your employment with Pyxis is subject to all written Company policies and procedures, and Pyxis retains the right to change its policies or procedures at any time. Such policies may include, without limitation, stock ownership guidelines, clawback policies, insider trading policies and policies regarding hedging or pledging of Pyxis Common Stock.

c. This Letter may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

d. Neither this Letter nor any of your rights or obligations hereunder shall be assignable by you. Pyxis may assign this Letter or any of its obligations hereunder to any subsidiary of Pyxis, or to any successor (whether by merger, purchase or otherwise) to all or substantially all of the equity, assets or businesses of Pyxis. This Letter is intended to bind and inure to the benefit of and be enforceable to you and Pyxis and Pyxis’s permitted successors and assigns.

e. No provision of this Letter may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer or director as may be designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Letter to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

f. The validity, interpretation, construction and performance of this Letter shall be governed by the laws of the Commonwealth of Massachusetts without regard to the choice of law principles thereof.

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If the foregoing is acceptable, please indicate your agreement by signing below and returning the original signed Letter (keeping a copy for your own records) to me. If you have any further questions or require additional information, please feel free to contact me.

Sincerely,

PYXIS ONCOLOGY, INC.

By:	/s/ David Steinberg
David Steinberg Chairman of the Board of Directors

ACCEPTED AND AGREED:

/s/ Lara Sullivan

Date:	October 3, 2021

Appendices: Appendix A — Approved Activities

Appendix A

APPROVED ACTIVITIES

None.